UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13E-3




              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)



                      Ambassador Food Services Corporation
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                              (Name of the Issuer)

                      Ambassador Food Services Corporation
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                       (Names of Persons Filing Statement)

                          Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                     053267
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                      (CUSIP Number of Class of Securities)

                         Robert A. Laudicina, President
                      Ambassador Food Services Corporation
                                5-30 54th Avenue
                           Long Island City, NY 11101
                                 (718) 361-2512

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                    Copy to:

                                W. Anthony Feiock
                           Stinson Morrison Hecker LLP
                                   1201 Walnut
                           Kansas City, Missouri 64106
                                 (816) 842-8600

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                       Calculation of Filing Fee

      ---------------------------------------------------------
         Transaction valuation*      Amount of filing fee**
      ---------------------------------------------------------
              $257,129.60                    $51.43
      ---------------------------------------------------------

* Estimated maximum amount of consideration to be paid to acquire all of the shares subject to the reverse stock split based on the purchase price of $.35 per share.

** Determined pursuant to Rule 0-11(b)(1), as amended, by multiplying $257,129.60 by .0002. This amount was previously paid in connection with the initial filing of the Schedule 13E-3 and the amendments thereto.

[ ] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:___________________

      Form or Registration No.:__________________

      Filing Party:_____________________________

      Date Filed:______________________________

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Ambassador Food Services Corporation, a Delaware corporation ("Ambassador" or the "Company"), the issuer of the class of equity securities which is the subject of a Rule 13e-3 transaction, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13e-3 thereunder. The Company is submitting to its stockholders a proposal to approve and adopt a proposal for:

(a) a one-for-thirty reverse stock split of the Company's Common Stock (the "Reverse Stock Split")

(b) a cash payment per share of thirty-five cents ($0.35) for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Stock Split; and

(c) following the Reverse Stock Split, a thirty-for-one forward stock split of the Company's Common Stock ("Forward Split").

Items (a), (b) and (c) constitute one proposal and referred to herein as the "Transaction". The Transaction is upon the terms and subject to the conditions set forth in Ambassador's preliminary proxy statement for Ambassador's annual meeting of stockholders (the "Annual Meeting"). The Transaction requires an amendment to Ambassador's Certificate of Incorporation, as amended. The other purposes of the Annual Meeting are to elect four directors and to transact such other business as may properly come before the Annual Meeting.

      The Schedule 13E-3 shows the location in the preliminary proxy statement filed by the Company with the Securities and Exchange Commission on March 8, 2004 (including all annexes and exhibits thereto, the "Proxy Statement") of the information required to be included in response to the items of this
Schedule 13E-3.

      The information in the Proxy Statement, a copy of which is attached hereto as Exhibit A(1), is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

      All parenthetical references under the various Items contained in this
Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 1.    Summary Term Sheet.

(Item 1001)

The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is hereby incorporated herein by reference.

Item 2.    Subject Company Information.

(Item 1002)

(a) The information set forth in the Notice of Annual Meeting of the Stockholders and the cover page of the Proxy Statement is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "Voting and Proxies" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "Market for Common Stock, Dividends and Stock Purchases" is hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "Market for Common Stock, Dividends and Stock Purchases" is hereby incorporated herein by reference.

(e)   Not Applicable.

(f) The information set forth in the Proxy Statement under the captions "Market for Common Stock, Dividends and Stock Purchases" and "Special Factors--Fairness of the Transaction" are hereby incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(Item 1003 (a) - (c))

(a) The information set forth in the Notice of Annual Meeting of the Stockholders, the cover page of the Proxy Statement and in the Proxy Statement under the captions "Proposal 2--Election of Directors--Nominees for Election as Directors" and "Executive Officers of the Company" are hereby incorporated herein by reference. The filing person is the subject company.

(b)   Not Applicable.

(c) (1)-(2) The information set forth in the Proxy Statement under the captions "Proposal 2--Election of Directors--Nominees for Election as Directors" and "Executive Officers of the Company" are hereby incorporated herein by reference.

      (3) - (4) To the best of Ambassador's knowledge, none of the persons with respect to whom the information is provided in response to this item was, during the past five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding or a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

      (5) To the best of Ambassador's knowledge, all of the persons with respect to whom information is provided in response to this item are citizens of the United States.

Item 4.   Terms of the Transaction.

(Item 1004 (a) and (c) - (f))

(a) The information set forth in the Proxy Statement under the captions "Summary Term Sheet--What is the Proposed Transaction?", "Summary Term Sheet--What is the purpose for the Transaction?", "Summary Term Sheet--What is the reason for the two-step structure of the Transaction?", "Summary Term Sheet--Why are we proposing the Transaction at this time?", "Summary Term Sheet--What are the effects of the Transaction?", "Summary Term Sheet--What is the vote required to approve the Transaction?", "Proposal 1--Amendment to our Certificate of Incorporation to Effect a 1-for-30 Reverse Stock Split and a 30-for-1 Forward Stock Split of our Common Stock", "Special Factors--Purpose and Reasons for the Transaction", "Special Factors--Effects of the Transaction", "Special Factors--Material U.S. Federal Income Tax Consequences" and "Exchange of Fractional Share Certificates for Cash" are hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet--What is the Proposed Transaction?", "Summary Term Sheet--What is the reason for the two-step structure of the Transaction?", "Summary Term Sheet--Why are we doing the Transaction at this time?", "Summary Term Sheet--What are the effects of the Transaction?", "Proposal 1--Amendment to our Certificate of Incorporation to Effect a 1-for-30 Reverse Stock Split and a 30-for-1 Forward Stock Split of our Common Stock", "Special Factors--Purpose and Reasons for the Transaction", "Special Factors--Material U.S. Federal Income Tax Consequences" and "Exchange of Fractional Share Certificates for Cash" are hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet--Are there appraisal rights available to the stockholders?" and "Special Factors--Appraisal Rights" are hereby incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "Special Factors--Fairness of the Transaction" is hereby incorporated herein by reference.

(f)   Not Applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(Item 1005 (a) - (c) and (e))

(a) The information set forth in the Proxy Statement under the caption "Certain Relationships and Related Transactions" is hereby incorporated herein by reference.

(b)   Not Applicable.

(c) The information set forth in the Proxy Statement under the caption "Special Factors--Past Business Combination Discussions" is hereby incorporated herein by reference.

(e)   Not Applicable.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(Item 1006 (b) and (c) (1)-(8)

(b) The information set forth in the Proxy Statement under the caption "Special Factors--Effects of the Transaction--Effects on Ambassador" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Effects of the
      Transaction--Effects on Ambassador", "Special Factors--Conduct of Business After the Transaction," and "Special Factors--Past Business Combination Discussions" are hereby incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(Item 1013)

(a) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Proposal 1--Amendment to our Certificate of Incorporation to Effect a 1-for-30 Reverse Stock Split and a 30-for-1 Forward Stock Split of our Common Stock", "Special Factors--Background of the Transaction", "Special Factors--Purpose and Reasons of the Transaction", "Special Factors--Fairness of the Transaction" and "Special Factors--Effects of the Transaction" are hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors--Fairness of the Transaction" are hereby incorporated hereby by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Purpose and Reasons for the Transaction" and "Special Factors--Fairness of the Transaction" are hereby incorporated hereby by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet, "Special Factors--Effects of the Transaction", "Special Factors--Material U.S. Federal Income Tax Consequences" and "Special Factors--Conduct of Business After the Transaction," are hereby incorporated herein by reference.

Item 8.    Fairness of the Transaction.

(Item 1014)

(a) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Background of the Transaction", "Special Factors--Fairness of the Transaction" and "Special
      Factors--Effects of the Transaction" are hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Background of the Transaction", "Special Factors--Fairness of the Transaction" and "Special Factors-- Effects of the Transaction" are hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors--Fairness of the Transaction" are hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors--Fairness of the Transaction" are hereby incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Fairness of the Transaction" and "Recommendation of the Board of Directors" are hereby incorporated herein by reference.

(f)   Not Applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(Item 1015)

(a) and (b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors--Fairness of the Transaction" are hereby incorporated herein by reference.

(c)   Not Applicable.

Item 10.   Source and Amounts of Funds or Other Consideration.

(Item 1007)

(a) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Fairness of the Transaction", "Special Factors--Effects of the Transaction" and "Costs and Financing of the Transaction" are hereby incorporated herein by reference.

(b)   Not Applicable.

(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Fairness of the Transaction", "Special Factors--Effects of the Transaction" and "Costs and Financing of the Transaction" are hereby incorporated herein by reference.

(d)   Not Applicable.

Item 11.    Interest in Securities of the Subject Company.

(Item 1008)

(a) The information set forth in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Market for Common Stock, Dividends and Stock Purchases" and "Special Factors--Fairness of the Transaction" are hereby incorporated herein by reference.

Item 12.   The Solicitation or Recommendation.

(Item 1012(d) and (e))

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Vote Required" and "Recommendation of the Board of Directors" are hereby incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Vote Required" and "Recommendation of the Board of Directors" are hereby incorporated herein by reference.

Item 13.   Financial Statements.

(Item 1010(a) and (b))

(a) The information set forth in the Proxy Statement under the captions "Financial Information" and "Incorporation of Certain Documents by Reference" are hereby incorporated herein by reference.

(b)   Not Applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

(Item 1009)

(a) The information set forth in the Proxy Statement under the caption "General--Solicitation of Proxies" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "General--Solicitation of Proxies" is hereby incorporated herein by reference.

Item 15.   Additional Information.

(Item 1011(b))

(b) The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.

Item 16.   Exhibits.

(Item 1016(a) - (d), (f) and (g))

(a)   (1)  Proxy Statement, together with the proxy card.*

      (2)  2003 Annual Report to Shareholders.**

      (3)  Quarterly Report on Form 10-QSB for the quarter ended August 28,
           2003.**

      (4) Quarterly Report on Form 10-QSB for the quarter ended November 27, 2003.**

      (5) Quarterly Report on Form 10-QSB for the quarter ended February 26, 2004.**

(b)   Not applicable.

(c)   Not applicable.

(d)   Not applicable.

(f)   Not applicable.

(g)   Not applicable.

*     Filed herewith.
**    Previously filed.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            /s/ Robert A. Laudicina
     ---------------------------------------------------------------------
                                   (Signature)


     Robert A. Laudicina, President, Chief Executive Officer and Treasurer
     ---------------------------------------------------------------------
                                (Name and title)


                                 July 20, 2004
     ---------------------------------------------------------------------
                                     (Date)


                                  EXHIBIT INDEX

EXHIBIT                                  DESCRIPTION
-------                                  -----------
99.1 Proxy Statement, together with the proxy card.*

99.2                    2003 Annual Report to Shareholders.**

99.3                    Quarterly Report on Form 10-QSB for the
                        quarter ended August 28, 2003.**

99.4                    Quarterly Report on Form 10-QSB for the
                        quarter ended November 27, 2003.**

99.5                    Quarterly Report on Form 10-QSB for the
                        quarter ended February 26, 2004.**

*   Filed herewith.
** Previously filed